FLOWER CITY UNION HOLDINGS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

FLOWER CITY UNION HOLDINGS, INC.

Table of Contents



Marino Advisory Group

"Your Finance & Accounting Headquarters"

Independent Accountant's Review Report

May 3, 2022

Flower City Union Holdings, Inc.
1162 Pittsford Victor Road
Pittsford, NY 14534

Dear Senior Management,

We have reviewed the accompanying financial statements of Flower City Union Holdings, Inc including the balance sheet, income statement, statement of cash flows, and statement of shareholder's equity for the year ending December 31, 2021. The review included evaluation of organization's financial policies and procedures and financial data provided by company management. Furthermore, the review is not an audit, and we express an observation of the financial data and statements presented.

In addition, management is ultimately responsible for preparation and fair presentation of financial statements including their design, implementation, and maintenance of internal controls that are free from material misstatements whether due to fraud or error in accordance with accounting principles generally accepted in the United States of America.

Our responsibility is to perform and conduct the review in accordance with statements on standard for accounting. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Based on our review, it is our conclusion that we are not aware of any material modifications that should be made to the attached financial statements in order for them to be in compliance with accounting principles generally accepted by the United States of America.

Sincerely,

Marino Advisory Group, LLC

140 Metro Park, Suite 9, Rochester, NY 14623
www.marinoadvisorygroup.com

Flower City Union Holdings, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$29,107.24**
Other Current Assets	
Asset Transfer	110,000.00
Inventory Asset	3,627.00
Total Other Current Assets	**$113,627.00**
Total Current Assets	**$142,734.24**
TOTAL ASSETS	**$142,734.24**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Clearing	1,086.70
Total Other Current Liabilities	**$1,086.70**
Total Current Liabilities	**$1,086.70**
Total Liabilities	**$1,086.70**
Equity	
Owner draws	0.00
Owner investments	210,000.00
Retained Earnings	
Net Income	-68,352.46
Total Equity	**$141,647.54**
TOTAL LIABILITIES AND EQUITY	**$142,734.24**

Flower City Union Holdings, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Merchandise Sales	1,055.34
Sales	7,640.14
Sponsorship	12,500.01
Total Income	**$21,195.49**
Cost of Goods Sold	
Merchandise Cogs	527.73
Total Cost of Goods Sold	**$527.73**
GROSS PROFIT	**$20,667.76**
Expenses	
Advertising & marketing	7,929.94
Marketing	4,086.98
Total Advertising & marketing	**12,016.92**
Building & property rent	7,600.52
Contract labor	320.00
Field Rental	900.00
Labor Costs	
Employee benefits	
Health & Dental plans	-292.26
Total Employee benefits	**-292.26**
Employee Salaries & Wages	
Staff Wages	45,000.00
Total Employee Salaries & Wages	**45,000.00**
Employer Payroll Taxes	
Disability	-65.00
NY Re-Empl SVC	33.83
Payroll Tax - SUTA	1,811.35
Payroll Tax FUTA	264.00
Payroll Tax Medicare	648.28
Payroll Taxes - Social Security	2,771.88
PFL	-230.03
Total Employer Payroll Taxes	**5,234.31**
Payroll Processing Expense	2,515.86
Total Labor Costs	**52,457.91**
Meals and Entertainment	1,139.79
Office expenses	
Office supplies	176.41
Printing & photocopying	7,134.49
Shipping & postage	526.35
Total Office expenses	**7,837.25**
Professional fees	6,250.00
Supplies	381.65
Travel	107.18
Uncategorized Expense	9.00
Total Expenses	**$89,020.22**
NET OPERATING INCOME	**$ -68,352.46**
NET INCOME	**$ -68,352.46**

Flower City Union Holdings, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-68,352.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Asset Transfer	-110,000.00
Inventory Asset	-3,627.00
Payroll Clearing	1,086.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-112,540.30**
Net cash provided by operating activities	**$ -180,892.76**
FINANCING ACTIVITIES	
Owner draws	0.00
Owner investments	210,000.00
Net cash provided by financing activities	**$210,000.00**
NET CASH INCREASE FOR PERIOD	**$29,107.24**
CASH AT END OF PERIOD	**$29,107.24**

Flower City Union Holdings Inc.
Statement of Stockholder's Equity
For the Year Ending December 31, 2021

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance on January 1	$ -	$ -	$ -
Issued Shares for cash	$ 210,000		$ 210,000
Net Income	$ -	$ (68,352)	$ (68,352)
Balance at December 31	$ 210,000	$ (68,352)	$ 141,648

FLOWER CITY UNION HOLDINGS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2021

1. Summary of Significant Accounting Policies

The Company:
The company financial statements have been prepared to present the financial position and results of the organization from inception (September 23, 2021) through December 31, 2021.

Flower City Union Holdings, Inc. was incorporated in the State of New York on September 23, 2022.

Fiscal Year:
The company operates on a December 31st year end.

Principles of Basis of Accounting:
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties:
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer wants and ticket pricing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents:
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Asset Transfer:
The Company started operations with the transfer of assets from a previous company at the value of $110,000.

Inventory:
Inventories are stated as the lower of standard cost or market price. At December 31, 2021, the balance of inventory related to merchandise was $3,627.

Concentration of Credit Risk:
From time-to-time cash balances could exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. <u>Summary of Significant Accounting Policies (Continued)</u>

   Revenue Recognition:
   The Company recognizes revenue when: (1) Sale of Tickets; (2) Sale of Merchandise; (3) Receives Sponsorships. The Company has recorded $21,195 in revenue from inception of September 23, 2021, through December 31, 2021.

2. <u>Commitments and Contingencies</u>

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. <u>Equity</u>

   Common Stock:
   Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is one (1) share of Common Stock was issued for $1. As of December 31, 2021, 1 share has been issued and are outstanding.

   Additional Paid-In Capital:

   In addition to Asset Transfer from owner in the amount of $110,000 in fair market value; a contribution of cash in the amount of $100,000 was given to the Company. As of December 31, 2021, owner investment equaled $210,000.

4. <u>Subsequent Events</u>

   The company has been authorized 1,000,000 shares of common stock. The Company is in the process of granting 116,000 common stock options to current employees. In addition, the Company is in the process of requesting 280,000 shares of preferred stock for which 100,000 shares are intended to be available to inventors. The preferred stock event is pending board approval, which should occur in May 2022.

   The Company has evaluated subsequent events through May 3, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.